UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Dine Brands Global, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

254423106

(CUSIP Number)

January 14, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Ricardo Davidovich, Esq.
Haynes and Boone, LLP

30 Rockefeller Plaza
26th Floor

New York, NY 10112
(212) 835-4837

CUSIP No. 254423106

1. Names of Reporting Persons. North Peak Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 838,874
7. Sole Dispositive Power 0
8. Shared Dispositive Power 838,874
9. Aggregate Amount Beneficially Owned by Each Reporting Person 838,874
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.1% (1)
12. Type of Reporting Person (See Instructions) OO, IA

(1)	Based upon 16,418,749 shares of Common Stock of the Issuer outstanding as of October 21, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2020.

CUSIP No. 254423106

1. Names of Reporting Persons. North Peak Capital GP, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 838,874
7. Sole Dispositive Power 0
8. Shared Dispositive Power 838,874
9. Aggregate Amount Beneficially Owned by Each Reporting Person 838,874
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.1% (1)
12. Type of Reporting Person (See Instructions) OO

(1)	Based upon 16,418,749 shares of Common Stock of the Issuer outstanding as of October 21, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2020.

CUSIP No. 254423106

1. Names of Reporting Persons. North Peak Capital Partners, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 97,309
7. Sole Dispositive Power 0
8. Shared Dispositive Power 97,309
9. Aggregate Amount Beneficially Owned by Each Reporting Person 97,309
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 0.6% (1)
12. Type of Reporting Person (See Instructions) PN

(1)	Based upon 16,418,749 shares of Common Stock of the Issuer outstanding as of October 21, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2020.

CUSIP No. 254423106

1. Names of Reporting Persons. North Peak Capital Partners II, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 741,565
7. Sole Dispositive Power 0
8. Shared Dispositive Power 741,565
9. Aggregate Amount Beneficially Owned by Each Reporting Person 741,565
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 4.5% (1)
12. Type of Reporting Person (See Instructions) PN

(1)	Based upon 16,418,749 shares of Common Stock of the Issuer outstanding as of October 21, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2020.

CUSIP No. 254423106

1. Names of Reporting Persons. Michael Kevin Kahan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 838,874
7. Sole Dispositive Power 0
8. Shared Dispositive Power 838,874
9. Aggregate Amount Beneficially Owned by Each Reporting Person 838,874
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.1% (1)
12. Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 16,418,749 shares of Common Stock of the Issuer outstanding as of October 21, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2020.

CUSIP No. 254423106

1. Names of Reporting Persons. Jeremy Steven Kahan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 838,874
7. Sole Dispositive Power 0
8. Shared Dispositive Power 838,874
9. Aggregate Amount Beneficially Owned by Each Reporting Person 838,874
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.1% (1)
12. Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 16,418,749 shares of Common Stock of the Issuer outstanding as of October 21, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, that was filed by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2020.

Item 1.

(a)	Name of Issuer

Dine Brands Global, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

450 North Brand Boulevard

Glendale, CA 91203-1903

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of North Peak Capital Management, LLC, a Delaware limited liability company (“North Peak Management”), North Peak Capital GP, LLC, a Delaware limited liability company (“North Peak GP”), North Peak Capital Partners, LP, a Delaware limited partnership (“Fund I”), North Peak Capital Partners II, LP, a Delaware limited partnership (“Fund II”), Jeremy Kahan, and Michael Kahan (collectively referred to herein as the “Reporting Persons”).

Fund I and Fund II are the record and direct beneficial owners of the securities covered by this statement. Fund I disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Fund II. Fund II disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Fund I.

North Peak Management is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, each of Fund I and Fund II. North Peak GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by, each of Fund I and Fund II. Neither North Peak Management nor North Peak GP owns any shares of Common Stock of the Issuer directly and they each disclaim beneficial ownership of any shares of Common Stock of the Issuer held by either Fund I or Fund II.

Messrs. Kahan are each a co-manager of, and each may be deemed to beneficially own securities beneficially owned by, each of North Peak Management and North Peak GP. Neither of Messrs. Kahan own any shares of Common Stock of the Issuer directly and they each disclaim beneficial ownership of any securities beneficially owned by either North Peak Management or North Peak GP.

Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is c/o North Peak Capital Management, LLC, 155 East 44th Street, 5th Floor, New York, NY 10017.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”).

(e)	CUSIP Number

254423106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ¨.

Item 6.	Ownership of More than 5% on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2021	North Peak Capital Management, LLC

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Managing Member

North Peak Capital gp, LLC

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Manager

NORTH PEAK CAPITAL PARTNERS, LP

	By:	North Peak Capital GP, LLC
	Its:	General Partner

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Manager

NORTH PEAK CAPITAL PARTNERS II, LP

	By:	North Peak Capital GP, LLC
	Its:	General Partner

	By:	/s/ Jeremy Kahan
	Name:	Jeremy Kahan
	Title:	Manager

JEREMY KAHAN

/s/ Jeremy Kahan

MICHAEL KAHAN

/s/ Michael Kahan

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).